UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _______________To ______________

Commission file number 001-11302

KeyCorp 401(k) Savings Plan
(Full title of the plan)

KeyCorp
127 Public Square
Cleveland, Ohio 44114
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The KeyCorp 401(k) Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for for the fiscal year ended December 31, 2023 are included as is Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and schedule have been audited by Meaden & Moore, Ltd. Independent Registered Public Accounting Firm, and their report is included therein.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Meaden & Moore, Ltd.
99.1
Financial statements and supplemental schedule of the KeyCorp 401(k) Savings Plan for the fiscal year ended December 31, 2023, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2024	By:	/s/ Stacy L. Gilbert
Stacy L. Gilbert, signing on behalf of
KeyCorp as sponsor of the KeyCorp 401(k) Savings Plan
Chief Accounting Officer